Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2010

On March 2, 2011, the Board of Directors of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) passed the following resolution to hold the annual general meeting of shareholders on March 25, 2011.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 25, 2011; 09:00 a.m. (local time)

•	Venue: Woori Bank head office building, 5th floor, 203, Hoehyon-dong 1-ga,

Chung-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements for the fiscal year 2010

2)	Appointment of standing directors

3)	Appointment of non-standing directors

4)	Appointment of the chairman and chief executive officer

5)	Appointment of candidates for the members of the Audit Committee

6)	Approval of directors’ compensation limit

•	Agenda details

- Details regarding candidates for standing directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
			- Current) Chairman & CEO, Woori Finance Holdings
			- Representative director of Seoul Philharmonic Orchestra
			- CEO, Woori Investment & Securities
			- Advanced Innovative Management (AIM) Course, KAIST
	Feb. 2	3 years /	- Masters of Business Administration, Korea University
Pal-Seung Lee	1944	Re-appointment	- Bachelor of Law, Korea University

- Details regarding candidates for non-standing directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Min-Joon Bang	Oct. 29, 1950	1 year / Re-appointment	- Arbitration Commissioner, Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Arts (Korean Language and Literature Education), Seoul National University

Hi-Taek Shin	Aug. 6, 1952	1 year / Re-appointment
- Current) Professor of College of Law, Seoul National University
- Attorney-at-law, Kim & Chang Law Firm
- Member, National Economic Advisory Council of Korea
- Bachelor of Laws, Seoul National University
- Master of Laws, Seoul National University
- J.S.D., Yale Law School

Doo-Hee Lee	Jun. 12, 1957	1 year / Re-appointment
- Current) President, Asia-Pacific Association for International
Education; Professor of College of Business Administration, Korea
University
- President, Korea Advertising Society
- Bachelor of Business Administration, Korea University
- Master of Business Administration, University of Wisconsin-Madison
- Ph.D. in Business Administration, Michigan State University

Hun Lee	Dec. 8, 1961	1 year / Re-appointment	- Current) Co-Head, The Lawyers for Citizens - Lawyer, Barun Law - Bachelor of Law, Chung-Ang University

Yong-Man Rhee	Aug.29, 1933	2 year/New appointment
- Current) non-standing director, Woori Bank
- Chief Executive Officer, Shinhan Bank
- Chief Executive Officer, Korea Exchange Bank
- Governor, Bank Supervisory Service
- Minister, Ministry of Finance
- Bachelor of Public Administration, Korea University
- Master of Public Administration, Seoul National University
- Cornell University

Kwang-Yie Kim	Nov.15, 1957	2 year/New appointment	- Current) Public Relations Director, Korea Deposit Insurance Corporation - Ministry of Finance and Economy - Bachelor of Science (Biochemistry), Yonsei University

John Ji Whan Park	Feb.29, 1968	2 year/New appointment	- Current) Representative Director, Asia Evolution - AT&T Network System - Goldman Sachs - Bachelor of Arts (Economics), Brown University - Master of Business Administration, Harvard University

- Details regarding candidates for Audit Committee members

Name	Term / Appointment
Hi-Taek Shin	1 year / Re-appointment

Doo-Hee Lee	1 year / Re-appointment

Hun Lee	1 year/ New appointment

Yong-Man Rhee	2 year/ New appointment

Kwang-Yie Kim	2 year/ New appointment